

Mail Stop 4561

August 22, 2017

Dev Ittycheria
Chief Executive Officer
MongoDB, Inc.
229 W 43rd Street, 5th Floor
New York, NY 10036

> **Re: MongoDB, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted August 2, 2017**
> **CIK No. 0001441816**

Dear Mr. Ittycheria:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 5, 2017 letter.

<u>Prospectus Summary, page 1</u>

1.   You state that you believe your open source offering helps drive enterprise adoption to your subscription offering. Considering the significant disparity between the 10 million downloads during the past 12 months and the growth in the customer base during that same period, please revise to clarify that a single paying customer may download Community Server multiple times before purchasing a subscription.

Management

Board Committees, page 103

2.   Please provide a legal analysis supporting your position that Messrs. Botha and Hazard satisfy the independence requirements for audit committee members under Rule 10A-3 of the Securities Exchange Act of 1934. In this regard, we note that Mr. Botha is a Managing Member of Sequoia Capital Operations, LLC and Mr. Hazard is a co-founder and General Partner of Flybridge Capital Partners.

Consolidated Financial Statements

Note 1. Description of Operations and Summary of Significant Accounting Policies

Unaudited Pro Forma Balance Sheet, page F-9

3.   Please tell us why you removed the placeholder pro forma adjustment to accumulated deficit for the additional compensation expense that will be recorded upon effectiveness for the China Stock Appreciation Rights or revise.

Note 9. Equity Incentive Plans

Determination of Fair Value, page F-30

4.   In your response to prior comment 10 you state that there were material changes in the public market for comparable companies and in the overall macro-economic environment from the end of 2015 to early 2016, and as a result the median guideline public company multiple used in your valuation analysis deteriorated from 7.0x to 3.0x. Please tell us the names of comparable companies used in your analysis and describe the criteria used in selecting such companies. Also, provide us with the revenue multiple for each company at each valuation date and tell us how you consider any outliers in your analysis.

5.   Also, please explain further the following as it relates to your valuation analysis:

    •   Some of the key drivers impacting your valuations include changes in the guideline public company multiples, the passage of time, or reduction in time to an anticipated liquidation event. Tell us what impact company events such as significant increase in revenue, international growth, or new product introduction had on your valuations;

    •   You state that the weighting of secondary sales decreased from the October 2015 valuation to the February 2016 valuation. Please tell us the averages price of the secondary sales used in both of these valuations; and

    •   Tell us the discount for lack of marketability that was used at each valuation date.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Babak Yaghmaie, Esq.
        Cooley LLP